

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 8, 2023

James Beckwith
President and Chief Executive Officer
Five Star Bancorp
3100 Zinfandel Drive
Suite 100
Rancho Cordova, CA 95670

      **Re: Five Star Bancorp
          Registration Statement on Form S-3
          Filed February 2, 2023
          File No. 333-269533**

Dear James Beckwith:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Robert Arzonetti at (202) 551-8819 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Finance

cc: Charlotte May